RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

RECEIVED
2009 MAR 25 A 7:

SUPPL

February 27, 2009

Exemption No : 82-35008

09045625

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted letters dated February 27, 2009, furnishing the Limited Review Report on the financial results of the company for the quarter ended December 31, 2008 to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

February 27, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390
email : Corp.relations@bseindia.com

Dear Sirs,

Sub: **Limited Review Report for the quarter ended December 31, 2008**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended December 31, 2008, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl :

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

February 27, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : REL
email: cmlist@nse.co.in

Dear Sirs,

Sub: **Limited Review Report for the quarter ended December 31, 2008**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended December 31, 2008, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl :

LIMITED REVIEW REPORT
TO THE BOARD OF DIRECTORS OF RELIANCE INFRASTRUCTURE LIMITED

1. We have reviewed the accompanying statement of 'Un-audited financial results for the quarter and nine months ended December 31, 2008' (the 'Statement') in which are incorporated the results for the quarter and nine months ended December 31, 2008 ('interim financial information') of Reliance Infrastructure Limited (the 'Company') prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2. We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, "Engagements to Review Financial Statements" issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain ~~moderate~~ assurance as to whether the financial statements are free of material misstatement.

3. A review is limited primarily to inquiries of the Company's personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

4. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the Statement prepared, fairly in all material respects, in accordance with the Accounting Standards notified pursuant to the Companies (Accounting Standards) Rules, 2006 as per Section 211(3C) of the Companies Act, 1956 and other recognized accounting practices and policies, to the extent applicable, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Price Waterhouse**
Chartered Accountants

Partha Ghosh
Partner
Membership No. F55913

Date: January 22, 2009
Place: Mumbai

For **Chaturvedi & Shah**
Chartered Accountants

C. D. Lala
Partner
Membership No. F35671

Date: January 22, 2009
Place: Mumbai